GEMSTAR RESOURCES LTD.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4 subsection 4.3(3a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

GEMSTAR RESOURCES LTD.
Management Discussion and Analysis
For the Nine Months Ended October 31, 2006
(All figures expressed in Canadian dollars)

This discussion and analysis for the nine months ended October 31, 2006 is prepared as of December 21, 2006 and contains disclosure of all material changes occurring up to and including that date..

Description of Business

Gemstar Resources Ltd (the “Issuer” or the “Company”) is a junior resource Company incorporated in British Columbia and engaged in the acquisition, exploration and development of mineral resource properties. The Issuer currently holds an interest in one mineral property, called the Dotted Lake Property (the “Property”), situated in the Thunder Bay Mining District of Ontario.

The Issuer is a reporting issuer in both British Columbia and Alberta. The Cease Trade Orders (the “CTOs”) issued against the Company on November 7, 2003 by the Alberta Securities Commission (the “ASC”) and on January 14, 2004 by the British Columbia Securities Commission (the “BCSC”) were lifted on August 18, 2006 by the BCSC and on August 23, 2006 by the ASC. These reactivation and revocation orders resulted from the Company bringing its disclosure records up-to-date on SEDAR (www.sedar.com); preparing a new 43-101 report regarding the merits of the Property; meeting other regulatory requirements; and paying all required fees and penalties.

The Company’s common shares are not listed and posted for trading on any exchange or other trading facility at the present time. The Company has filed and receipted a registration statement on Form 20-F with the United States Securities and Exchange Commission. The Company still needs to apply to have its common shares listed for trading on a trading facility and will have to meet the requirements of such facility before its shares would be permitted to trade.

The Dotted Lake Property

In 2001, the Issuer entered into an agreement to acquire 100% interest in the Dotted Lake Property (“the Property”) consisting of 76 mineral claim units located in the Thunder Bay Mining District, approximately 16 miles south-southeast of Manitouwadge, Ontario. In the following fiscal year ended January 31, 2002, the Issuer completed the acquisition of the Property by paying $200,000 in cash to the vendor, LCM Equity Inc. (“LCM”), a private British Columbia company unrelated to the Issuer. The Issuer also advanced $152,000 to LCM for planned exploration of the Property. All funds totaling $352,000 came from Company officers and immediate family members in the form of related party loans to the Company.

Near the end of calendar 2002, as a result of extreme weather conditions, the Issuer was having difficulty undertaking its planned work program on the Property, which included the required assessment work to keep the claims in good standing. Following consultation with the Company’s geological consultant, management determined that it would be less expensive to allow the claims to lapse and then re-stake them early in the following year. As a result, the claims were permitted to lapse and once the weather conditions improved, the Company's geological consultant re-staked the claims in March 2003 at a cost to the Company of $4,206 with expiry date of March 14, 2007. The claims continue to be held in trust for the Company by 1179406 Ontario Ltd., a private Ontario company owned by Robert Joseph Reukl.

During the quarter ended April 30, 2005, the Issuer completed an airborne magnetic survey of the 76 mineral claims at a cost of $40,000, which was paid in full from the funds advanced to LCM mentioned above. Also, the Issuer commissioned and paid $4,500 to its geological consultant as an advance against a new 43-101 evaluation report regarding the merits of the Property required in prescribed form by the regulatory authorities.

During the quarter ended July 31, 2005, the Issuer undertook a ground VLF and magnetic survey over 100 metre spaced cut lines (15 km) at the north western side of the Property which cost $14,636. The 43-101 compliant geological report was completed by Andre M. Pauwels, Professional Geologist, for an additional cost of $7,097, bringing the total for geological consulting fees to $26,233 to date. This report dated December 6, 2005 is available under the Company’s disclosure on www.SEDAR.com. It should be noted, the $112,000 balance of the funds advanced to LCM per above was refunded to the Company in the quarter ended July 31, 2005 due to the discontinuance of LCM for exploration purposes.

The 43-101 report recommends a two phase exploration program with the first phase involving further geophysical surveys, including a TDEM survey, at an estimated cost of $51,500. The second phase calls for extensive diamond drilling at an estimated cost of $171,900 which will proceed only when the Phase I program is proven successful.

The Issuer did not conduct any work on the Property during the nine months ended October 31, 2006.

Future Developments

In order to maintain its mineral claims in good standing, the Issuer is required to spend approximately $25,000 exploring the claims on the Property by March 14, 2007.

The Issuer intends to proceed with the recommended Phase I program during the 2006/2007 winter work season. Following a detailed analysis of the results, the Issuer will make a decision on whether to proceed or not with the recommended drilling program.

Related Party Transactions

During the nine months ended October 31, 2006, the Issuer paid $32,159 to Darcy Krell, Secretary of the Issuer, for contract management fees of $22,500 and $9,659 FOR reimbursable business-related office and travel expenses. of the $71,603 incurred on behalf of the Company. These transactions served to increase his loan position from $348,614 at January 31, 2006 to $388,058 at October 31, 2006.

During the same period, the issuer repaid $3,156 to Linda Smith, President and a director of the Issuer, as loan repayment which was offset partially by $833 of reimbursable business-related office and travel expenses incurred on behalf of the Company. These transactions served to decrease her loan position from $413,535 at January 31, 2006 to $411,212 at October 31, 2006.

During the same period, Shannon Krell, Treasurer and a director of the Issuer, provided additional loans of $72,700 to the Company. This served to increase her loan position from $75,000 at January 31, 2006 to $147,700 at October 31, 2006.

All loans from related parties totaling $1,052,030 at October 31, 2006 are unsecured, non-interest bearing and by agreement are not due until after July 31, 2007.

Results of Operations

The Issuer's financial statements are prepared in accordance with generally accepted accounting principles applicable in Canada and the reporting currency is Canadian dollars.

SUMMARY OF QUARTERLY RESULTS

	Oct. 31 2006 $	July 31 2006 $	Apr. 30 2006 $	Jan. 31 2006 $	Oct. 31 2005 $	July 31 2005 $	Apr. 30 2005 $	Jan. 31 2005 $
Total Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
G&A Exp. / Net Loss	54,979	31,562	22,953	45,773	35,105	32,183	23,962	25,377
Basic Loss/Share	0.01	0.01	0.00	0.01	0.01	0.01	0.00	0.00

Discussion of Results for the Nine Months Ended October 31, 2006

The interim financial statements for the nine months ended October 31, 2006 (“2006 period”) are compared below to the interim financial statements for the nine months ended October 31, 2005 (“2005 period”).

The Company reported a net loss of $109,494 in the 2006 period compared to $92,267 in the 2005 period. This $17,227 increase in net loss was due to a number of changes in individual line items of General & Administrative expenses, the most significant of which are discussed below:
- increase in accounting and audit fees to $15,768 from $8,449 due to one-time cost of the cumulative retroactive error regarding the convertible note discount accretion charges omitted from prior years corrected by the newly appointed auditors, Morgan & Co.
- increase in professional fees to $16,234 from $10,542 due to extra legal billings pertaining to the successful removal of the CTOs from the BCSC and the ASC.
- increase in travel & entertainment expenses to $25,851 from $17,983 due to extra travel on account of securing reactivation and revocation orders and more aggressively pursuing new business opportunities.
- decrease in transfer agent and filing fees to $nil from $3,639 since not currently listed for trading on a trading facility.

Discussion of Results for the Three Months Ended October 31, 2006

The Company reported a net loss of $54,979 in the 3rd quarter ended October 31, 2006 compared to $36,122 in the 3rd quarter ended October 31, 2005. This $18,857 increase in net loss is directly in line with the 2006 period increase for the same reasons given above.

During the 2006 3rd quarter, the Company appointed Morgan & Company as their auditors to replace Moen & Company, who resigned in the 2006 2nd quarter following cessation of their business as public accountants.

One of the first things the new auditors did was correct omission of the note discount accretion charges relating to the convertible debt promissory note. This error was corrected by retroactively restating the previously recorded accumulated deficit as at January 31, 2006 from $2,075,659 to $2,084,524 and charging the statements of operations of prior years accordingly. For the nine months ended October 31, 2006, the correct accretion amount of $1,017 was expensed on the statement of operations (October 31, 2005 restated – $1,017).

Investor Relations

No investor relations activities were undertaken by or on behalf of the Issuer during the period and no investor relations arrangements or contracts were entered into by the Issuer during the period.

Liquidity and Capital Resources

The Issuer has no operating revenues and to date has financed its operations initially through the sale of share capital and, over the last five years, principally through loans from the Company officers and immediate family members. It is anticipated the Issuer will continue to rely on related party loans to fund its planned mineral exploration expenditures and corporate administration.

At the year ended January 31, 2006 fiscal year, the Issuer had a cash position of $16,945. During the nine months ended October 31, 2006, the Issuer: (i) spent $51,243 on operating activities in the administration of its corporate affairs compared to $42,633 for the 2005 period; (ii) spent $nil on investing activities compared to investing $23,233 in mineral property and deferred exploration costs and receiving $112,000 refund of an exploration advance in the 2005 period; and (iii) raised $37,386 (net) in additional loans from related parties compared to repaying loans of $22,870 in the 2005 period. As a result of these activities, the Issuer’s cash position was reduced to $3,088 at October 31, 2006, a decrease of $13,857 over the nine month period.

As mentioned above, the Issuer is required to spend approximately $25,000 on the Property by March 14, 2007, in order to keep the mineral claims in good standing. It’s the Issuer's intent to carry out the Phase I work program during the 2006/2007 winter work season, budgeted for $51,500. The Issuer also anticipates spending approximately $70,000 for administration of its corporate affairs during the ensuing six month period to April 30, 2007. Accordingly, the Issuer will require approximately $121,000 to meet all of its planned future expenditures at this time.

The Issuer does not have sufficient funds on hand to pay these amounts and will most certainly require additional loans or advances from related parties. There can be no assurance that the Issuer will be able to raise the necessary funds in this manner.

Outstanding Securities of the Issuer

As at the date of this discussion, the Issuer had the following securities outstanding:

Common Shares

Date	Number Outstanding
December 19, 2006	5,651,714

Share Purchase Warrants

The Issuer has no share purchase warrants outstanding, however, outstanding debt of $106,754 has a conversion right attached as follows:

Amount of Debt Outstanding	Conversion Price	Number of Shares if Converted	Expiry Date
$106,754	$0.05 per share	2,135,080	January 1, 2008

Incentive Stock Options

The Issuer has no incentive stock options outstanding.

Critical Accounting Estimates

The most significant estimates used in preparing these financial statements are: (i) the recoverability of the investment in non-producing mineral properties; and (ii) the fair value calculation of the embedded beneficial conversion feature of one of the loans from related parties.

Changes in Accounting Policies

No accounting policies of the Issuer have been changed during the quarter ended October 31 2006

Cautionary Statement on Forward Looking Information

This Management Discussion and Analysis may contain forward-looking statements which include all statements that are not statements of historical fact. The forward-looking statements are often identifiable by their use of words such as “may,” “expect,” “believe,” “anticipate” “intend,” “could,” “estimate,” or continue,” or the negative or other variations of these terms or comparable terms. The Company’s actual results could differ materially from the anticipated results described in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Issuer undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.